____Check this box if no longer subject to Section 16. Form 4 or Form 5 oligations may continue. See Instruction 1(b).

	                U.S. SECURITIES AND EXCHANGE COMMISSION
	                         Washington, D.C. 20549

	                                 FORM 4
	              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,
Section 17(a) of the Public Utility Holding Company act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
   Griffo      Anthony
    (Last)      (First)   (Middle)

   383 Route 46 West
       (Street)

   Fairfield     NJ      07004
    (City)     (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol "BPRX"
   BRADLEY PHARMACEUTICALS, INC.

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year         10/31/2002

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person to Issuer (Check all
applicable)
_____Director						_____10 % Owner
__X__Officer (give title below)			_____Other (specify below)

Vice Pres. - Human Resources

7. Individual or Joint/Group Filing (Check Applicable Line)
__X__Form filed by One Reporting Person
_____Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned
1. Title of Security (Instr.3)
   (1) Common Stock
   (2) Common Stock
   (3) Common Stock
   (4) Common Stock
2. Transaction Date (Month/Day/Year)
   (1)
   (2)
   (3) 10/10/02
   (4)
3. Transaction Code (Instr.8)
   (1)
   (2)
   (3) Code I
   (4)
4. Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)
   (1)
   (2)
   (3) Amount -  53(A)	Price - 7.91
   (4)
5. Amount of Securities Beneficially Owned at End of Month (Instr.3 and 4)
(1)	1,562
(2)	1,000
(3)	6,229
(4)      85
6. Ownership Form: Direct (D) or Indirect (I)
(1)	(D)
(2)	(I)
(3)	(I)
(4)   (I)
7. Nature of Indirect Beneficial Ownership (Instr.4)
(1)
(2)  IRA
(3)  401K
(4)  401K Match
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   (Print or Type Responses)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or
           Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)
(1)	Options (right to buy)
(2)	Options (right to buy)
(3)	Options (right to buy)
(4)	Options (right to buy)
(5)	Options (right to buy)
(6)	Options (right to buy)
(7)   Options (right to buy)
(8)   Options (right to buy)
2. Conversion or Exercise Price of Derivative Security
(1)	 1.75000
(2)	 1.75000
(3)	 1.75000
(4)   10.58000
(5)	 8.81000
(6)   20.18
(7)   20.18
(8)   20.18
3. Transaction Date (Month/Day/Year)
(1)
(2)
(3)
(4)
(5)
(6)
(7)
(8)
4. Transaction Code (Instr.8)
(1)
(2)
(3)
(4)
(5)
(6)
(7)
(8)
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)
(1)
(2)
(3)
(4)
(5)
(6)
(7)
(8)
6. Date Exercisable and Expiration Date (Month/Day/Year)
(1)  Exercisable - 08/10/99 Expiration - 08/09/08
(2)  Exercisable - 08/10/00 Expiration - 08/09/08
(3)  Exercisable - 08/10/01 Expiration - 08/09/08
(4)  Exercisable - 07/09/03 Expiration - 07/08/06
(5)  Exercisable - 07/09/03 Expiration - 07/08/04
(6)  Exercisable - 02/20/03 Expiration - 02/19/12
(7)  Exercisable - 02/20/04 Expiration - 02/19/12
(8)  Exercisable - 02/20/05 Expiration - 02/19/12
7. Title and Amount of Underlying Securities
(1)  Title - Common Stock Number of Shares -    500
(2)  Title - Common Stock Number of Shares -    500
(3)  Title - Common Stock Number of Shares -    500
(4)  Title - Common Stock Number of Shares -    274
(5)  Title - Common Stock Number of Shares -    682
(6)  Title - Common Stock Number of Shares -  1,500
(7)  Title - Common Stock Number of Shares -  1,500
(8)  Title - Common Stock Number of Shares -  1,500
8. Price of Derivative Security (Instr.5)
(1)    1.75000
(2)    1.75000
(3)    1.75000
(4)   10.58000
(5)    8.81000
(6)   20.18
(7)   20.18
(8)   20.18
9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)
   (Instr.4)
(1)     500
(2)     500
(3)     500
(4)     274
(5)     682
(6)   1,500
(7)   1,500
(8)   1,500
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (Instr.4)
(1)  (D)
(2)  (D)
(3)  (D)
(4)  (D)
(5)  (D)
(6)  (D)
(7)  (D)
(8)  (D)
11. Nature of Indirect Beneficial Ownership (Instr.4

Explanation of Responses:
Note: 401(k) Match subject to a vesting schedule of 20% for each completed year of service

/s/Anthony Griffo				      November 8, 2002

---------------------------			---------------
**Signature of Reporting Person		Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
SEC 1474 (3/91)